UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 35)

B+H OCEAN CARRIERS LTD.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

055090 10 4
(CUSIP Number)

Deborah Paterson, B+H Ocean Carriers, Ltd.
3rd Floor, Par La Ville Place, 14 ParLaVille Road
Hamilton HM 08 Bermuda
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ÿ

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 2 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Michael S. Hudner S. S. No.: ###-##-####
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 3,556,823 shares
	9	sole dispositive power - 0 -
	10	shared dispositive power 3,556,823 shares

11	aggregate amount beneficially owned by each reporting person 3,556,823 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 50.51%
14	type of reporting person* IN

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 3 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Trevor J. Williams S. S. No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United Kingdom

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 3, 356,823 shares
	9	sole dispositive power - 0 -
	10	shared dispositive power 3, 356,823 shares

11	aggregate amount beneficially owned by each reporting person 3,356,823 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 47.67%
14	type of reporting person* IN

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 4 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Devonport Holdings Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 1,290,257 shares
	9	sole dispositive power - 0 -
	10	shared dispositive power 1,290,257 shares

11	aggregate amount beneficially owned by each reporting person 1,290,257 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 18.32%
14	type of reporting person* CO

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 5 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person B+H/Equimar 95 Associates, L.P. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Marshall Islands

number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-

11	aggregate amount beneficially owned by each reporting person -0- shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) -0- %
14	type of reporting person* PN

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 6 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Fundamental Securities International Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power 1,290,257
	9	sole dispositive power -0-
	10	shared dispositive power 1,290,257

11	aggregate amount beneficially owned by each reporting person 1,290,257 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 18.32%
14	type of reporting person* CO

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 7 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Northhampton Holdings, Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 2,011,926
	9	sole dispositive power - 0 -
	10	shared dispositive power 2,011,926

11	aggregate amount beneficially owned by each reporting person 2,011,926 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 28.57%
14	type of reporting person* CO

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 8 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person B+H Management, Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Bermuda

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 0
	9	sole dispositive power 0
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 0 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0%
14	type of reporting person* CO

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 9 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Anthony Dalzell S. S. No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization

number of shares beneficially owned by each reporting person with	7	sole voting power -100 -
	8	shared voting power 54,640 shares
	9	sole dispositive power 100
	10	shared dispositive power 54,640 shares

11	aggregate amount beneficially owned by each reporting person 54,640 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0.78%
14	type of reporting person* IN

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 10 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Harbor Holdings Corp. I.R.S. 13-3635175
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 200,000 shares
	9	sole dispositive power -0-
	10	shared dispositive power 200,000 shares

11	aggregate amount beneficially owned by each reporting person 200,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 2.84%
14	type of reporting person* CO

SCHEDULE 13D
CUSIP No. 055090 10 4		Page 11 of 15 Pages
1	name of reporting person s.s. or i.r.s. identification no. of above person Dean Investments Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) (b)
3	sec use only
4	source of funds*
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Cayman Islands

number of shares beneficially owned by each reporting person with	7	sole voting power 54,540 shares
	8	shared voting power 54,540 shares
	9	sole dispositive power 54,540 shares
	10	shared dispositive power 54,540 shares

11	aggregate amount beneficially owned by each reporting person 54,540 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0.77%
14	type of reporting person* CO

Item 1. Security and Issuer.

This Statement on Schedule 13D, Amendment 35, relates to the shares of Common Stock, $.01 par value per share (the "Shares"), of B+H Ocean Carriers Ltd., a Liberian corporation (the “Issuer”). The principal executive offices of the Company are located at 14 Par La Ville Place, 3rd Floor, Hamilton HMO8, Bermuda.

Item 2. Identity and Background.

This Amendment No. 35 amends and supplements the Statement on Schedule 13D previously filed by Michael S. Hudner, Trevor J. Williams, Devonport Holdings Ltd. (“Devonport”), B+H/Equimar 95 Associates, L.P. (“Equimar 95”), Fundamental Securities International Ltd. (“Fundamental”), and Northhampton Holdings, Ltd. (“NHL”) with respect to the Shares. The reporting persons filing this amendment also include B+H Management Ltd. (“BHM”), Harbor Holdings Corp. (“Harbor”), Anthony Dalzell and Dean Investments Ltd. (“Dean Investments”).

Devonport is a British Virgin Islands corporation and is a general partner of Hamilton Holdings Company (“Hamilton”), a limited partnership which is the majority shareholder of Equimar Holdings, Ltd. (“Equimar Holdings”). Mr. Hudner is a general partner of Hamilton.

Equimar 95 is a Marshall Islands limited partnership whose general partner is B+H Equimar 95 Inc., a Liberian corporation (“B+H Equimar 95”). As the general partner, B+H Equimar 95 controls Equimar 95 and the limited partners of Equimar 95 have no rights to influence directly or indirectly the policy decisions of B+H Equimar 95. Mr. Williams is both President and director of Equimar 95. B+H Equimar 95 is an indirect wholly-owned subsidiary of Equimar Holdings.

Fundamental, a British Virgin Islands corporation, is a wholly-owned subsidiary of Equimar Holdings. Mr. Williams is both president and director of Fundamental, and Mr. Hudner is a general partner of Hamilton which is, indirectly, the parent of Fundamental. Equimar 95 and Fundamental hold 60.6% and 30.3% of the shares of the common stock of NHL, respectively.

Mr. Hudner is a 45% shareholder, a director and President of BHM, a Bermuda corporation. Mr. Williams is a 20% shareholder and a vice president of BHM.

Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation.

Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926 Shares and 1,290,257 Shares beneficially owned by NHL and Fundamental, respectively; and, in addition, Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 shares beneficially owned by Harbor.

Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation. Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other reporting persons and accordingly became members of the group filing this Schedule 13D. Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote Shares as determined by the majority in interest of the reporting persons. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power of the Shares beneficially owned by Dean Investments.

None of the reporting persons has (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws or (ii) been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration.
Fundamental and Harbor used their respective working capital to exercise options.

Item 4. Purpose of transaction.
The transactions reported on this Schedule 13D, Amendment No. 35, include the exercise of options to purchase 200,000 Shares and 690 Shares held by Harbor and Fundamental, respectively. BHM transferred an option to purchase 690 shares to Fundamental prior to such exercise.

Dean Investments sold 30,000 Shares for purposes of diversifying investments.

The Issuer may be deemed a controlled company under the rules of the American Stock Exchange and accordingly may not be subject to certain governance rules. Messrs. Hudner, Williams and Dalzell currently serve as directors and officers of the Issuer and intend to continue to participate in the management of the Company.

Item 5. Interest in the Securities of the Issuer.
(a)
Devonport beneficially owns an aggregate of 1,290,257 Shares representing a beneficial ownership percentage of 18.32%. NHL beneficially owns an aggregate of 2,011,926 Shares, representing a beneficial ownership percentage of 28.57%. Fundamental is a wholly-owned subsidiary of Equimar Holdings. Equimar 95 and Fundamental hold 60.6% and 30.3% of the shares of the common stock of NHL, respectively, and Equimar 95 may be deemed to be the beneficial owner of Shares beneficially owned by NHL. Harbor beneficially owns 200,000 Shares representing a beneficial ownership percentage of 2.84%. Mr. Dalzell beneficially owns 54,640 Shares (including 54,540 Shares beneficially owned by Dean Investments), representing a beneficial ownership percentage of 0.78%. Dean Investments beneficially owns 54,540 Shares, representing a beneficial ownership percentage of 0.77%. Mr. Williams is both president and director of Fundamental and BHM. Mr. Hudner is both president and director of BHM, and Mr. Hudner is a general partner of Hamilton which is, indirectly, the parent of Fundamental. Mr. Hudner and a trust for the benefit of his family own Harbor. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting and dispositive power of the 2,011,926, and 1,290,257 Shares beneficially owned by NHL and Fundamental, respectively, and Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 shares beneficially owned by Harbor. Under the Voting Agreement, Mr. Hudner and Mr. Dalzell may cause Dean Investments to vote in the same way as NHL, Fundamental and Harbor. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power of the 2,011,926, 1,290,257, 100 and 54,540 Shares beneficially owned by NHL, Fundamental, Mr. Dalzell and Dean Investments, respectively, and Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 Shares beneficially owned by Harbor, representing an aggregate beneficial ownership percentage of 50.51%.

(b)
Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926 and 1,290, 257 Shares beneficially owned by NHL and Fundamental, respectively. Mr. Hudner and Mr. Williams may be deemed to share voting power of the 2,011,926, 1,290,257, 100 and 54,540 Shares beneficially owned by NHL, Fundamental, Mr. Dalzell and Dean Investments, respectively, and Mr. Hudner may be deemed to share voting and dispositive power of the 200,000 Shares beneficially owned by Harbor.

(c)
This Amendment No. 35 reports the exercise by Harbor and Fundamental of options to purchase 200,000 Shares and 690 Shares respectively, on February 27, 2007; and the sale of 30,000 Shares by Dean Investments on the dates and at the prices indicated as follows:

Date	No. of Shares	Price per Share
03/07/07	15,000	$17.50
02/13/07	300	17.75
02/12/07	200	17.75
02/09/07	300	17.50
02/08/07	200	17.50
02/07/07	300	17.30
02/05/07	1,700	17.27
01/30/07	1,600	$ 17.09
01/29/07	1,400	17.00
01/25/07	1,000	16.90
01/23/07	1,000	16.91
01/19/07	1,000	16.25
01/19/07	300	15.75
01/18/07	500	15.75
01/17/07	200	15.75
01/17/07	4,400	15.32
01/16/07	600	15.50

(d)	Not Applicable.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(a) above.

Item 7. Material to be Filed as Exhibits.

(a)	Not Applicable

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 20, 2007

Michael S. Hudner /S/ Michael S. Hudner
Trevor J. Williams /S/ Trevor J. Williams
Anthony Dalzell /S/ Anthony Dalzell
FUNDAMENTAL SECURITIES INTERNATIONAL, LTD. By /S/ Trevor J. Williams
NORTHHAMPTON HOLDINGS, LTD. By /S/ Trevor J. Williams
DEAN INVESTMENTS LTD. By Jane Fleming Tilly Directors Limited
B + H MANAGEMENT LTD. By /S/ Trevor J. Williams
DEVONPORT HOLDINGS LTD. By /S/ Trevor J. Williams
HARBOR HOLDINGS CORP. By /S/ Michael S. Hudner
B+H/EQUIMAR 95 ASSOCIATES, L.P. By B+H Equimar 95 Inc., its General Partner By /S/ Michael S. Hudner